FORM 3
      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |    OMB APPROVAL     |
               INITIAL STATEMENT OF                |_____________________|
        BENEFICIAL OWNERSHIP OF SECURITIES         |OMB NUMBER: 3235-0104|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ______________________________________________________________________
   1. Name and Address of Reporting Person
                         Norfolk Southern Corporation
   ______________________________________________________________________
     (Last)                      (First)                    (Middle)
                            Three Commercial Place
   ______________________________________________________________________
                                (Street)
     Norfolk                     Virginia                 23510-9240
 ________________________________________________________________________
     (City)                      (State)                      (Zip)

   ______________________________________________________________________
   2. Date of Event Requiring Statement (Month/Day/Year)
       4/8/97
   ______________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      52-1188014
   ______________________________________________________________________
   4. Issuer Name and Ticker or Trading Symbol
      Conrail Inc. (CRR)
   ______________________________________________________________________
   5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE) ( ) DIRECTOR
      ( x) 10% OWNER
      (  ) OFFICER (GIVE TITLE BELOW)
      (  ) OTHER (SPECIFY TITLE BELOW)
      _____________________________________
   ______________________________________________________________________
   6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/DAY/YEAR)

   ______________________________________________________________________
   7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE) x FORM FILED BY ONE REPORTING PERSON
     ___FORM FILED BY MORE THAN ONE REPORTING PERSON

   ============================================================================
   TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
   ____________________________________________________________________________
   |1. TITLE OF SECURITY|2. AMOUNT OF   |3. OWNERSHIP  |4. NATURE OF INDIRECT  |
   |   (INSTR. 4)       |   SECURITIES  |   FORM DIRECT|   BENEFICIAL OWNERSHIP|
   |                    |   BENEFICIALLY|   DIRECT (D) |   (INSTR. 5)          |
   |                    |   OWNED       |   OR INDIRECT|                       |
   |                    |   (INSTR. 4)  |   (I) (INSTR.|                       |
   |                    |               |   5)         |                       |
   |____________________|_______________|______________|_______________________|

   Common Stock             8,200,100           I        8,200,000 shares by
                                                         Atlantic Acquisition
                                                         Corporation (held
                                                         pursuant to a voting
                                                         trust agreement
                                                         dated as of February
                                                         10, 1997) and 100
                                                         shares by Atlantic
                                                         Investment Company,
                                                         each of which is a
                                                         wholly owned
                                                         subsidiary of
                                                         Norfolk Southern
                                                         Corporation.

   Common Stock             17,775,124          I        By CSX Corporation (1)


   =======================================================================
   TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
   _______________________________________________________________________
   1. Title of Derivative Security (Instr. 4)

   _______________________________________________________________________
   2. Date Exercisable and Expiration Date (Month/Day/Year)
   ________________________                  _________________________
       Date Exercisable                          Expiration Date
   _______________________________________________________________________
   3. Title and Amount of Securities Underlying Derivative Security
      (Instr. 4)
   ________________________________        _______________________________
              Title                         Amount of Number of Shares
   _______________________________________________________________________
   4. Conversion or Exercise Price of Derivative Security

   _______________________________________________________________________
   5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 5)

   _______________________________________________________________________
   6. Nature of Indirect Beneficial Ownership (Instr. 5)


   =======================================================================
 EXPLANATION OF RESPONSES:

   (1) Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX") have entered into an agreement dated April 8, 1997 (the "Agreement") pursuant to which NSC and CSX have agreed to jointly acquire Conrail Inc. ("CRR") through a newly formed entity to be owned by NSC and CSX ("Acquisition Sub"). Each of NSC and CSX will have equal decision-making authority with respect to matters relating to Acquisition Sub and its subsidiaries. Pursuant to the Agreement, NSC has agreed to cause 8,200,000 shares of CRR common stock to be contributed to Acquisition Sub and CSX has agreed to cause 17,775,124 shares of CRR common stock to be contributed to Acquisition Sub. Accordingly, NSC may indirectly be deemed to beneficially own the 17,775,124 common shares beneficially owned by CSX by reason of the Agreement

 /s/ DEZORA M. MARTIN                                4/18/97
 **  SIGNATURE OF REPORTING PERSON                     DATE
    Dezora M. Martin
    Corporate Secretary
   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
     SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).


 NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE

 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOR REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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